August 8, 2025

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
1007 North Orange St., 10th Floor
Wilmington, DE 19801

       Re: Steakholder Foods Ltd.
           Registration Statement on Form F-3
           Filed August 6, 2025
           File No. 333-289323
Dear Arik Kaufman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing